FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 29, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS RECEIVES DECISION OF THE TAX REVIEW FOR THE YEARS 2003 AND 2004

MOSCOW, RUSSIAN FEDERATION – SEPTEMBER 29, 2006 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THAT IT HAS RECEIVED ON SEPTEMBER 28, 2006, A DECISION OF THE TAX INSPECTION FOR THE YEARS 2003 AND 2004. THE COMPANY DOES NOT AGREE WITH THE FINDINGS.

In the decision that was the result of the tax inspection of the Company’s financial statements for the years 2003 and 2004, MTS is asked to pay an additional RUR 1,283,659,826 in taxes (including RUR 307,937,287 in fines and penalties), which is approx. $47.9 million (including approx. $11.5 million in fines and penalties).

The taxes initially amounted to RUR 1,141,973,457 (approx. $42.6 million), not including fines and penalties, but after considering the Company’s arguments the amount was reduced to RUR 975,722,538 (approx. $36.4 million), not including fines and penalties.

According to the tax authorities, the majority of the additional taxes are due to an incorrect calculation for the following items:

•                  Settlements with content providers for value-added services offered to subscribers;

•                  Foreign exchange taxable gains;

•                  Interconnect settlements.

MTS does not agree with the tax claims indicated in the decision and intends to defend its position in court in accordance with the existing Russian laws and does not expect significant negative financial effects for the Company.

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025

Investor Relations	e-mail: ir@mts.ru

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WWW.MTS.RU

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 66.66 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: September 29, 2006